Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit 99.7

FOR IMMEDIATE RELEASE	PRESS RELEASE

ALEX MERUELO RESPONDS TO RECENT ANNOUNCEMENTS BY DIGITAL GENERATION, INC.

Pushes for Further Changes to the Board of Directors

LOS ANGELES, July 16, 2013 (PNR NEWSWIRE) -- Alex Meruelo and Meruelo Investment Partners LLC today issued the following statement regarding Digital Generation, Inc. (Nasdaq: DGIT) (“DG,” “Company”):

Alex Meruelo, Meruelo Investment Partners LLC together with related entities (“Meruelo”) are the largest stockholders of DG with beneficial ownership exceeding 14%. Recently, the DG board of directors (the “Board”) announced certain corporate governance changes along with the date of the Company’s 2013 annual stockholder meeting. With a strong commitment to DG, and an unwavering focus on maximizing value for all stockholders, Meruelo strongly urges the Board to take further actions to improve the performance of the Company through changes to the composition of the Board, and to implement further corporate governance changes.

Pushed by our previous actions, two independent directors were added at the 2012 annual stockholders meeting. And, as a result of our continued pressure, the Board now proposes to institute an independent chair, and a delayed process to declassify the Board over a two year period following the 2013 annual meeting.

However, Meruelo does not believe that these steps are enough to address the urgent problems which significantly disadvantage DG’s performance.

As Meruelo has shared in numerous discussions with the Board and management in the last several months, Meruelo believes that the composition of the Board continues to be a primary cause of DG’s underperformance. Certain members of the Board were responsible for approving excessive compensation for DG’s executive chair, and adopting a poorly run (and ultimately failed) strategic review process that disrupted DG’s business and operations.

The Board continues to represent a reputational hazard for the Company, continues to take actions that undermine the operational and strategic plans that management seeks to implement, and has failed to address the significant short position in this stock.

In the face of further downward pressures on the stock price, Meruelo recently increased its ownership to help support the stock, and requested that the Board enable it to increase ownership by another 10%, while maintaining full rights as a stockholder. Despite Meruelo’s willingness to agree to a support agreement that would have protected stockholders, the Board rejected this request.

Ultimately, Meruelo strongly urges the Board to take further action in regards to the Board composition, and to implement further corporate governance changes. Furthermore, Meruelo supports the Board in pushing the executive chair to voluntarily resign in all employment capacities, effective immediately. Finally, Meruelo fully supports the chief executive officer and the management team as they execute on strategies that will significantly improve DG and stockholder value.

With further changes to the Board, Meruelo is confident that DG’s performance will improve significantly. DG’s management can then be free to take appropriate actions to improve DG’s performance and position DG to maximize value for all stockholders whether through organic growth, a sale of the Company or other strategic alternatives.

Meruelo is considering all of its options to ensure that the actions it suggests are taken, including but not limited to nominating independent directors for election to the Board, and other corporate governance changes.

Exhibit 99.7	Page 1 of 2 Pages

Filing - Filing Date:	Schedule 13D/A-3 – July 16, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

About the Meruelo Parties

Meruelo Investment Partners LLC acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts. The principal business of Meruelo Investment Partners is serving as an investment adviser or manager to other persons and accounts.

Alex Meruelo is the Chief Executive Officer of Meruelo Investment Partners and may be deemed to control, and beneficially own securities owned or held by, Meruelo Investment Partners. The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group, which includes affiliated companies with significant interests in real estate management and development, utility construction, hospitality and gaming, food services (manufacturing, distribution and restaurant operations), banking and other financial services, and television broadcast media.

About any Possible Proxy Solicitation

Although Meruelo is not currently soliciting proxies for any annual or special meeting of stockholders of the Company, Meruelo reserve the right to do so. If Meruelo elects to solicit proxies in the future, Meruelo will file a proxy statement and other soliciting materials with the SEC and advise security holders to read the materials (when they become available) because they will contain important information. Security holders will be able to obtain any such materials (when they become available) for free at the SEC's web site at http://www.sec.gov or from us using the contact information provided herein or in such materials.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to the Company and other parties, circumstances, and conditions Meruelo cannot control or predict, the inherent uncertainty of future events, and other factors that may cause Meruelo to change its plans.

Exhibit 99.7	Page 2 of 2 Pages